

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 23, 2016

Via Email

Peter M. Rosenblum
Foley Hoag LLP
155 Seaport Blvd
Boston, MA 02210

> **Re:** **CRA International, Inc.**
> **Schedule TO-I**
> **Filed February 22, 2016**
> **SEC File No. 5-55087**

Dear Mr. Rosenblum:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. Our review is limited to the matters identified in our comments below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO – Item 10. Financial Statements

1. Please explain in your response letter why you do not believe that financial information showing the pro forma effect of the tender offer is material in the contest of this offer. See Item 1010(b) of Regulation M-A. In this regard, we note that if fully subscribed at the minimum offer price, you would be repurchasing 18.7% of CRA's

outstanding common stock. We also note that you will pay for tendered shares in part from borrowings under CRA's line of credit.

Source and Amount of Funds, page 27

2.   State the approximate amount of cash on hand to be used to purchase tendered shares versus the funds that will come from your existing line of credit. See Item 1007 of Regulation M-A.

Closing Information

Please amend your filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since CRA is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from CRA acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions